

Mail Stop 7010

May 12, 2009

via U.S. mail and facsimile

Jean Bernhard Buttner, CEO
Value Line, Inc.
220 East 42nd Street
New York, New York 10017-5891

> **RE: Value Line, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2008**
> **Filed July 17, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended July 31, 2008,**
> **October 31, 2008 and January 31, 2009**
>
> **File No. 0-11306**

Dear Ms. Buttner:

        We have reviewed your response letter dated April 24, 2009, and have the following additional comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Note 1 – Organization and Summary of Significant Accounting Policies, page 40

Revenue Recognition, page 40

1. In future filings, please disclose the significant terms of your investment advisory agreements and management agreements such as the periods of these agreements and annual investment advisory fees earned either here or within MD&A.

Note 14 – Contingencies, page 49

2. We note your response to comment 9 in our letter dated April 13, 2009. Our concern with your disclosure is regarding your use of the term "likely" when discussing the materiality of the potential settlement with the SEC. As we previously noted, the term, likely, used to describe your loss contingency is inconsistent with the guidance in SFAS 5. Please revise your disclosure in future filings to clearly state whether you believe this loss contingency is probable, reasonably possible, or remote of being material. Refer to paragraph 8 of SFAS 5 for guidance.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Andrew Schoeffler at (202) 551-3748.

Sincerely,

Terence O'Brien
Accounting Branch Chief